Filed Pursuant to Rule 424(b)(4)
Registration No. 333-173315

PROSPECTUS

EDIETS.COM, INC.

Rights to Purchase Up to 9,196,581 Shares of Common Stock at $0.4125 per Share

We are distributing, at no charge, to holders of our common stock non-transferable subscription rights to purchase up to 9,196,581 shares of our common stock. We refer to this offering as the “rights offering.” In this rights offering, you will receive one subscription right for every one share of common stock owned at 5:00 p.m., New York time, on April 18, 2011, the record date.

Each whole subscription right will entitle you to purchase .15 shares of our common stock at a subscription price of $0.4125 per share, which we refer to as the “basic subscription privilege.” The per share subscription price was determined by our board of directors. We will not issue fractional shares of common stock in the rights offering, and holders will only be entitled to purchase a whole number of shares of common stock, rounded down to the nearest whole number a holder would otherwise be entitled to purchase. Subscribers who exercise their rights in full may over-subscribe for additional shares, subject to certain limitations, to the extent shares are available, which we refer to as the “over-subscription privilege.” Kevin A. Richardson, chairman of our board of directors, has agreed to purchase up to $300,000 of common stock in the rights offering. Kevin McGrath, our chief executive officer, and Lee Isgur, one of our directors, have also committed to exercise their full basic subscription rights.

The subscription rights will expire and will be void and worthless if they are not exercised by 5:00 p.m., New York time, on May 11, 2011, unless we extend the rights offering period. However, our board of directors reserves the right to cancel the rights offering at any time, for any reason. If the rights offering is cancelled, all subscription payments received by the subscription agent will be returned promptly.

The subscription rights may not be transferred or sold. Shares of our common stock are traded on the Nasdaq Capital Market under the symbol “DIET.” The last reported sales price of our common stock on the Nasdaq Capital Market on April 18, 2011 was $0.4650. We urge you to obtain a current market price for the shares of our common stock before making any determination with respect to the exercise of your rights.

Following the date of this prospectus, we reserve the right to negotiate and enter into standby purchase agreements with certain institutional investors and high net worth individuals, or standby purchasers, pursuant to which these purchasers will agree to acquire from us, at the same subscription price offered to stockholders, any shares of common stock offered to our current stockholders but not subscribed for in the rights offering.

You should carefully consider whether to exercise your subscription rights before the expiration of the rights offering. All exercises of subscription rights are irrevocable. Our board of directors is making no recommendation regarding your exercise of the subscription rights. As a result of the terms of this offering, stockholders who do not fully exercise their rights will own, upon completion of this offering, a smaller proportional interest in us than otherwise would be the case had they fully exercised their rights. See “Risk Factors — When the rights offering is completed, your ownership interest will be diluted if you do not exercise your subscription rights” in this prospectus for more information.

Exercising the rights and investing in our common stock involves a high degree of risk. We urge you to carefully read the section entitled “Risk Factors” beginning on page 13 of this prospectus, the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010 and all other information included or incorporated herein by reference in this prospectus in its entirety before you decide whether to exercise your rights.

	Per Share	Aggregate
Subscription Price	$0.4125	$3,793,589.66	(1)
Estimated Expenses	$0.0074	$68,000.00

Net Proceeds to Us	$0.4051	$3,725,589.66

(1)	Assumes the rights offering is fully subscribed.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 21, 2011

ABOUT THIS PROSPECTUS

Unless otherwise stated or the context otherwise requires, the terms “we,” “us,” “our,” “eDiets” and the “Company” refer to eDiets.com, Inc. and its consolidated subsidiaries.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different, or inconsistent information, you should not rely on it. We are not making an offer to sell securities in any jurisdiction in which the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus, and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, in each case, regardless of the time of delivery of this prospectus or any exercise of the rights. Our business, financial condition, results of operations, and prospects may have changed since that date.

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QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

The following are examples of what we anticipate will be common questions about the rights offering. The answers are based on selected information from this prospectus and the documents incorporated by reference herein. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This prospectus and the documents incorporated by reference herein contain more detailed descriptions of the terms and conditions of the rights offering and provide additional information about us and our business, including potential risks related to the rights offering, our common stock, and our business.

Exercising the rights and investing in our common stock involves a high degree of risk. We urge you to carefully read the section entitled “Risk Factors” beginning on page 13 of this prospectus, and all other information included or incorporated herein by reference in this prospectus in its entirety before you decide whether to exercise your rights.

What is a rights offering?

A rights offering is a distribution of subscription rights on a pro rata basis to all stockholders of a company. We are distributing to holders of our common stock as of 5:00 p.m., New York time, on April 18, 2011, the “record date,” at no charge, subscription rights to purchase shares of our common stock. You will receive one subscription right for every share of our common stock you owned as of 5:00 p.m., New York time, on the record date. The subscription rights will be evidenced by rights certificates.

What is a right?

Each whole right gives our stockholders the opportunity to purchase .15 shares of our common stock for $0.4125 per share and carries with it a basic subscription privilege and an over-subscription privilege, as describe below.

How many shares may I purchase if I exercise my rights?

Each right entitles you to purchase .15 shares of our common stock for $0.4125 per share. For example, if you owned 100 shares of our common stock on the record date, you would be granted 100 subscription rights and you would have the right to purchase 15 shares of our common stock for $0.4125 per share (or a total payment of $6.19). You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights.

If you hold your shares in street name through a broker, bank, or other nominee who uses the services of the Depository Trust Company, or “DTC,” then DTC will issue one subscription right to your nominee for every share of our common stock you own at the record date. The basic subscription right can then be used to purchase .15 shares of common stock for $0.4125 per share. As in the example above, if you owned 100 shares of our common stock on the record date, you have the right to purchase 15 shares of common stock for $0.4125 per share. For more information, see “What should I do if I want to participate in the rights offering, but my shares are held in the name of my broker, dealer, custodian bank or other nominees?” in this section.

Will fractional subscription shares be issued?

No. We will not issue fractional shares of common stock in the rights offering, and holders will only be entitled to purchase a whole number of shares of common stock, rounded down to the nearest whole number a holder would otherwise be entitled to purchase.

What is the basic subscription privilege?

The basic subscription privilege of each subscription right entitles you to purchase .15 shares of our common stock at the subscription price of $0.4125 per share.

What is the over-subscription privilege?

If you purchase all of the shares of common stock available to you pursuant to your basic subscription privilege, you may also choose to purchase any portion of our shares of common stock that are not purchased by our other stockholders through the exercise of their respective basic subscription privileges. You should indicate on your rights certificate how many additional shares you would like to purchase pursuant to your over-subscription privilege.

If sufficient shares of common stock are available, we will seek to honor your over-subscription request in full. If, however, over-subscription requests exceed the number of shares of common stock available for sale in the rights offering, we will allocate the available shares of common stock pro rata among each person properly exercising the over-subscription privilege in proportion to the number of shares of common stock each person subscribed for under the basic subscription privilege. If this pro rata allocation results in any person receiving a greater number of shares of common stock than the person subscribed for pursuant to the exercise of the over-subscription privilege, then such person will be allocated only that number of shares for which the person over-subscribed, and the remaining shares of common stock will be allocated among all other persons exercising the over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all shares of common stock have been allocated or all over-subscription requests have been satisfied, whichever occurs earlier.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege prior to the expiration of the rights offering. Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock that may be available to you (i.e., for the maximum number of shares of our common stock available to you, assuming you exercise all of your basic subscription privilege and are allotted the full amount of your over-subscription as elected by you). For more information, see the section entitled “The Rights Offering — Over-Subscription and Over-Allotment Privilege.”

Fractional common shares resulting from the exercise of the over-subscription privilege will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly.

Am I required to exercise all of the rights I receive in the rights offering?

No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. However, if you choose not to exercise your basic subscription privilege in full, the relative percentage of our shares of common stock that you own will decrease, and your voting and other rights will be diluted. In addition, if you do not exercise your basic subscription privilege in full, you will not be entitled to participate in the over-subscription privilege. For more information, see “How many shares of common stock will be outstanding after the rights offering?” in this section.

Why are we conducting the rights offering?

During February 2011, we executed subscription agreements with investors pursuant to which 3,811,818 shares of our common stock were issued in a private placement at a price of $0.4125 per share, which provided approximately $1.6 million of capital. Kevin A. Richardson, II and Lee S. Isgur, two of our directors, entered into subscription agreements for approximately $0.8 million and $0.1 million, respectively, of the total $1.6 million of proceeds received. In addition, we also issued warrants entitling the purchasers to acquire a total of 1,905,909 shares of common stock at an exercise price of $0.3535 per share.

In connection with the investment, we agreed to conduct a rights offering for up to 15% of our outstanding shares of common stock at a subscription price that would be not less than the greater of $0.4125 and 85% of the then-current market price of our common stock, as mutually agreed to by us and Mr. Richardson. In addition, Mr. Richardson, who is also managing director of Prides Capital Partners, LLC (“Prides”), our largest stockholder, has agreed to purchase $300,000 of common stock in the rights offering, directly and through Prides. As of the record date, Mr. Richardson individually owned approximately 3.1% of our outstanding shares and Prides owned approximately 61% of our outstanding shares. Kevin McGrath, the Company’s Chief Executive Officer, and Lee Isgur, who each own approximately 1.3% of our outstanding shares, have also both committed to exercise their full basic subscription rights.

We are conducting the rights offering to provide for additional liquidity for working capital and general corporate purposes. A rights offering provides the eligible stockholders the opportunity to participate in a capital raise on a pro rata basis and minimizes the dilution of their ownership interest in our Company. Assuming all the shares of common stock offered are sold, we expect that the gross proceeds from the rights offering will be approximately $3.794 million.

Will our officers, directors and significant stockholders be exercising their subscription rights?

Our officers, directors and greater than 5% beneficial stockholders may participate in this offering at the same subscription price per share as all other purchasers, but none of our officers, directors or greater than 5% beneficial stockholders other than Mr. Richardson, Mr. McGrath and Mr. Isgur are obligated to so participate.

Has our board of directors made a recommendation to our stockholders regarding the exercise of rights under the rights offering?

No. Our board of directors is making no recommendation regarding your exercise of the subscription rights. Stockholders who exercise their subscription rights risk loss on their investment. We cannot assure you that the market price of our common stock will be above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. You are urged to make your decision based on your own assessment of our business and the rights offering. Please see the section entitled “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

How was the subscription price of $0.4125 per share determined?

As provided in the subscription agreements with our investors in February, 2011, we agreed to conduct a rights offering for up to 15% of our outstanding shares of common stock. We agreed that the subscription price would be not less than the greater of $0.4125 and 85% of the then-current market price of our common stock, as mutually agreed to by us and Mr. Richardson. The specific subscription price was determined by our board of directors, including Mr. Richardson. Factors considered by the board of directors included the strategic alternatives to us for raising capital, the price at which our stockholders might be willing to participate in the rights offering, historical and current trading prices of our common stock, the business prospects of our Company and the general condition of the securities market. We cannot assure you that the market price for our common stock during the rights offering will be equal to or above the subscription price or that a subscribing owner of rights will be able to sell the shares of common stock purchased in the rights offering at a price equal to or greater than the subscription price.

How soon must I act to exercise my rights?

If you received a rights certificate and elect to exercise any or all of your subscription rights, the subscription agent must receive your completed and signed rights certificate and payment prior to the expiration of the rights offering, which is May 11, 2011, at 5:00 p.m., New York time. If you hold your shares in the name of a custodian bank, broker, dealer or other nominee, your custodian bank, broker, dealer or other nominee may establish a deadline prior to 5:00 p.m. New York time, on May 11, 2011 by which you must provide it with your instructions to exercise your subscription rights and pay for your shares.

Although we will make reasonable attempts to provide this prospectus to holders of subscription rights, the rights offering and all subscription rights will expire at 5:00 p.m., New York time on May 11, 2011 (unless extended), whether or not we have been able to locate each person entitled to subscription rights. Although we have the option of extending the expiration of the rights offering, we currently do not intend to do so.

May I transfer my rights?

No. Should you choose not to exercise your subscription rights, you may not sell, give away, or otherwise transfer your subscription rights. Subscription rights will, however, be transferable by operation of law (for example, upon the death of the recipient). Upon expiration of the rights offering, all unexercised rights will automatically expire.

Are we requiring a minimum subscription to complete the rights offering?

There is no minimum subscription requirement in the rights offering. However, our board of directors reserves the right to cancel the rights offering for any reason, including if our board of directors believes that there is insufficient participation by our stockholders.

Can the board of directors cancel, terminate, amend or extend the rights offering?

Yes. We have the option to extend the rights offering and the period for exercising your subscription rights, although we do not presently intend to do so. Our board of directors may cancel the rights offering at any time for any reason. If the rights offering is cancelled, all subscription payments received by the subscription agent will be returned promptly, without interest or penalty. Our board of directors reserves the right to amend or modify the terms of the rights offering at any time, for any reason.

When will I receive my subscription rights certificate?

Promptly after the date of this prospectus, the subscription agent will send a subscription rights certificate to each registered holder of our common stock as of the close of business on the record date, based on our stockholder registry maintained at the transfer agent for our common stock. If you hold your shares of common stock through a brokerage account, bank, or other nominee, you will not receive an actual subscription rights certificate. Instead, as described in this prospectus, you must instruct your broker, bank or nominee whether or not to exercise rights on your behalf. If you wish to obtain a separate subscription rights certificate, you should promptly contact your broker, bank or other nominee and request a separate subscription rights certificate. It is not necessary to have a physical subscription rights certificate, if you hold your shares of common stock through a brokerage account, bank, or other nominee, to elect to exercise your rights.

What will happen if I choose not to exercise my subscription rights?

If you do not exercise any subscription rights, the number of our shares of common stock you own will not change. Due to the fact that shares may be purchased by other stockholders, your percentage ownership of our Company will be diluted after the completion of the rights offering, unless you exercise your basic subscription privilege. For more information, see “How many shares of common stock will be outstanding after the rights offering?” in this section.

How do I exercise my subscription rights?

If you wish to participate in the rights offering, you must take the following steps:

•	deliver payment to the subscription agent; and

•	deliver your properly completed and signed rights certificate, and any other subscription documents, to the subscription agent.

Please follow the payment and delivery instructions accompanying the rights certificate. Do not deliver documents to eDiets. You are solely responsible for completing delivery to the subscription agent of your subscription documents, rights certificate and payment. We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent so that they are received by the subscription agent by 5:00 p.m., New York time, on May 11, 2011. We are not responsible for subscription materials sent directly to our offices.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the over-subscription privilege and the elimination of fractional shares. Any excess subscription payments received by the subscription agent will be returned promptly, without interest or penalty, following the expiration of the rights offering.

What should I do if I want to participate in the rights offering, but my shares are held in the name of my broker, dealer, custodian bank or other nominee?

If you hold your shares of common stock in the name of a broker, dealer, custodian bank or other nominee, then your broker, dealer, custodian bank or other nominee is the record holder of the shares you own. You will not receive a rights certificate. The record holder must exercise the subscription rights on your behalf for the shares of common stock you wish to purchase.

If you wish to purchase shares of our common stock through the rights offering, please promptly contact your broker, dealer, custodian bank or other nominee as record holder of your shares. We will ask your record holder to notify you of the rights offering. However, if you are not contacted by your broker, dealer, custodian bank or other nominee, you should promptly initiate contact with that intermediary. Your broker, dealer, custodian bank or other nominee may establish a deadline prior to the 5:00 p.m. New York time on May 11, 2011, which we established as the expiration date of the rights offering.

When will I receive my new shares?

If you purchase shares in the rights offering by submitting a rights certificate and payment, we will mail you a share certificate as soon as practicable after the completion of the rights offering. One share certificate will be generated for each rights certificate processed. Until your share certificate is received, you may not be able to sell the shares of our common stock acquired in the rights offering. If your shares as of the record date were held by a custodian bank, broker, dealer or other nominee, and you participate in the rights offering, you will not receive share certificates for your new shares. Your custodian bank, broker, dealer or other nominee will be credited with the shares of common stock you purchase in the rights offering as soon as practicable after the completion of the rights offering.

After I send in my payment and rights certificate, may I change or cancel my exercise of rights?

No. All exercises of subscription rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at a subscription price of $0.4125 per share.

How many shares of common stock will be outstanding after the rights offering?

As of April 18, 2011, 61,310,542 of our shares of common stock were issued and outstanding. Assuming no other transactions by us involving shares of our common stock, and no options for shares of our common stock are exercised, prior to the expiration of the rights offering, if the rights offering is fully subscribed through the exercise of the subscription rights, then an additional 9,196,581 of our shares of common stock will be issued and outstanding after the closing of the rights offering, for a total of 70,507,123 shares of common stock outstanding. As a result of the rights offering, the ownership interests and voting interests of the existing stockholders that do not fully exercise their basic subscription privileges will be diluted.

Following the effectiveness of this prospectus, do you intend to negotiate and enter into standby agreements with certain institutional investors and high net worth individuals in connection with the rights offering?

Yes. Following the effective date of this prospectus, we reserve the right to negotiate and enter into standby purchase agreements with institutional investors and high net worth individuals, or standby purchasers, pursuant to which purchasers will agree to acquire from us, at the same subscription price offered to shareholders, any shares of common stock offered to our current shareholders but not subscribed for in the rights offering. We can make no assurance that we will enter into any standby purchase agreements and sell additional shares of our common stock.

Are there risks in exercising my subscription rights?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of additional shares of common stock and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described in the section entitled “Risk Factors” in this prospectus and the documents incorporated by reference in this prospectus.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, all subscription payments received by the subscription agent will be returned promptly, without interest or penalty. If you own shares in “street name,” it may take longer for you to receive payment because the subscription agent will return payments through the record holder of your shares.

Will the rights be listed on a stock exchange or national market?

No, the subscription rights will not be listed on a stock exchange or national market.

How do I exercise my rights if I live outside the United States?

We will not mail this prospectus or the rights certificates to stockholders whose addresses are outside the United States or who have an army post office or foreign post office address. The subscription agent will hold rights certificates for their account. To exercise subscription rights, our foreign stockholders must notify the subscription agent and timely follow other procedures described in the section entitled “The Rights Offering — Foreign Stockholders.”

What fees or charges apply if I purchase the shares of common stock?

We are not charging any fee or sales commission to issue subscription rights to you or to issue shares to you if you exercise your subscription rights. If you exercise your subscription rights through your broker, dealer, custodian bank or other nominee, you are responsible for paying any fees your nominee may charge you.

What are the material U.S. federal income tax consequences of exercising my subscription rights?

For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of subscription rights. You should consult your tax advisor as to your particular tax consequences resulting from the rights offering. For a more detailed discussion, see the section entitled “Material U.S. Federal Income Tax Consequences.”

To whom should I send my forms and payment?

If your shares are held in the name of a broker, dealer or other nominee, then you should send your subscription documents, rights certificate and subscription payment to that record holder. If you are the record holder, then you should send your subscription documents, rights certificate and subscription payment by hand delivery, first class mail or courier service to:

If Delivering by Mail:	If Delivering by Hand or Courier:

American Stock Transfer & Trust Company, LLC

Operations Center

Attn: Reorganization Department

P.O. Box 2042

New York, New York 10272-2042

Phone: Toll-free (877) 248-6417

(718) 921-8317

Fax (718) 234-5001

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Your payment of the subscription price must be made in United States dollars for the full number of shares of our common stock for which you are subscribing by cashier’s or certified check drawn upon a United States bank payable to the subscription agent at the address set forth above.

You are solely responsible for completing delivery to the subscription agent of your subscription materials. The subscription materials are to be received by the subscription agent on or prior to 5:00 p.m., New York time, on May 11, 2011. We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent.

Whom should I contact if I have other questions?

If you have any questions about the rights offering or wish to request another copy of a document, please contact the information agent, Phoenix Advisory Partners, toll-free at (877) 478-5038.

For a more complete description of the rights offering, see “The Rights Offering” beginning on page 26.

SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference therein. This summary may not contain all of the information that you should consider before deciding whether or not you should exercise your rights. You should read the entire prospectus carefully, including the section entitled “Risk Factors” beginning on page 13 of this prospectus. This prospectus and the documents incorporated by reference herein contain more detailed descriptions of the terms and conditions of the rights offering and provide additional information about us and our business, including potential risks related to the rights offering, our common stock, and our business.

Our Business

Products and Services

eDiets.com, Inc. leverages the power of technology to bring weight loss solutions to both consumers and businesses. We generate revenue in four ways.

•	We sell digital weight-loss programs.

•	We offer a nationwide weight loss oriented meal delivery service.

•	We derive licensing revenues for the use of our intellectual property and development revenues related to the planning, design and development of private-label nutrition Websites.

•	We sell advertising throughout our content assets, which are primarily our diet, fitness and healthy lifestyle-oriented Websites.

Subscription Business (includes our digital subscription-based plans and our meal delivery plans)

We have been offering digital subscription-based plans in the United States since 1998, when we launched our first diet plan. Our digital diet plans are personalized according to an individual’s weight goals, food and cooking preferences and include the related shopping lists and recipes. eDiets offers a variety of approximately twenty different diet plans, some of which we have developed and some of which we have licensed from third parties under exclusive arrangements. We also offer a subscription-based nationwide weight loss oriented meal delivery service.

Subscribers to our digital diet and meal delivery plans are acquired through our own advertising or through co-marketing arrangements with third parties. In addition to a digital diet or meal delivery product, they receive access to support offerings including interactive online information, communities and education as well as telephone and online support. eDiets offers message boards on various topics of interest to our subscribers, online meetings presented by registered dietitians and the resources of approximately 30 customer service representatives and nutritionists.

Digital subscription programs ranging from four weeks to 52 weeks are billed in advance in varying increments of time. Substantially all of our digital subscribers purchase programs via credit/debit cards, with renewals billed automatically, until cancellation. During 2010 we recorded approximately $3.7 million in digital plans revenue, or approximately 16.0% of total revenues for 2010.

Meal delivery subscribers purchase a full week or five days of prepared breakfasts, lunches, and dinners, supplemented by snacks that are generally shipped to arrive within two to three days. During 2010 we recorded approximately $16.2 million in meal delivery revenue, or approximately 69.5% of total revenues for 2010.

License Business (includes business-to-business and royalty revenue)

Our eDiets Corporate Services subsidiary is actively engaged in providing private label online nutrition, fitness and wellness programs to companies mainly in the health insurance, pharmaceutical and food industries. During 2010 we recorded approximately $2.5 million in business-to-business revenue, or approximately 10.7% of total revenues for 2010.

We also recognized $0.6 million in royalty revenue in 2010 as a result of having licensed to Tesco plc (“Tesco”) the exclusive rights to use eDiets brand and diet plan technology in the UK and Ireland. Effective July 31, 2009, we terminated this exclusive licensing agreement with Tesco. The termination agreement provides Tesco with certain continuing rights in the Company technology used by or incorporated into Tesco’s diet website prior to termination, including a three-year non-exclusive right to use such technology and, thereafter, an assignment of certain intellectual property rights relating to such technology.

Content Business (includes advertising and ecommerce revenue)

Our advertising sales revenues were approximately $0.2 million, or 1.0% of total revenues for 2010, and are derived from our flagship Website, www.eDiets.com. The site includes free, regularly updated content developed primarily by our in-house editorial staff. Content is grouped into “channels” including Diet & Nutrition, Fitness, Mind & Body, Health, Food & Recipes and Success Stories.

Additional advertising revenues are generated through placements in our free opt-in email newsletters and through placements within the subscription sales process.

Our principal executive offices are located at 1000 Corporate Drive, Suite 600, Fort Lauderdale, FL 33334. Our telephone number is: (954) 360-9022.

Recent Board Appointment

In April, 2011, we expanded the size of our board of directors to eight and appointed Thomas Connerty, age 48, to fill the vacancy on the board for a term expiring at the 2012 annual meeting of stockholders. Mr. Connerty brings over 25 years of expertise in direct response marketing with leading consumer branded companies. Mr. Connerty served as Chief Marketing Officer of NutriSystem from 2004 to 2008, and, in addition, he was promoted to Executive Vice President of Program Development in 2006. At NutriSystem, Mr. Connerty was instrumental in successfully creating and implementing innovative direct marketing programs which contributed to NutriSystem’s rapid growth during his tenure at the company. From 1999 to 2004, he served as Vice President of Direct Marketing of the Nautilus Group, where he played a key role in building the Bowflex division into one of the most profitable and recognizable names in the direct response home fitness market. Prior to Nautilus, he served as the Vice President of Broadcast for the Home Shopping Network where he managed advertising, programming and operations for two of the company’s shopping channels.

Summary Financial Information

The following table summarizes certain selected consolidated financial data of the Company as of, and for each of the years in the five-year period ended December 31, 2010. The selected consolidated financial data has been derived from our audited Consolidated Financial Statements. The selected consolidated financial data should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and Notes contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 incorporated by reference into this prospectus.

	YEAR ENDED DECEMBER 31,
	2010	2009	2008	2007	2006
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Continuing Operations:
Revenue
Digital plans	$3,745	$4,970	$9,345	$19,482	$38,025
Meal delivery	16,239	7,839	9,405	3,994	3,172
Business-to-business	2,499	4,054	3,646	2,573	1,655
Other	874	1,245	1,539	3,680	5,962

Total Revenue	23,357	18,108	23,935	29,729	48,814
Costs and Expenses:
Cost of revenue
Digital plans	515	863	2,610	3,112	6,137
Meal delivery	10,599	5,912	9,358	3,665	3,170
Business-to-business	130	198	136	200	96
Other	180	236	321	245	219

Total cost of revenue	11,424	7,209	12,425	7,222	9,622
Technology and development	2,801	3,710	4,297	3,723	3,203
Sales, marketing and support	14,003	8,896	11,664	17,029	30,445
General and administrative	4,595	4,882	6,070	6,984	8,549
Amortization of intangible assets	31	295	882	1,213	760
Impairment of goodwill and intangible assets	6,865	—	5,191	2,296	—

Total costs and expenses	39,719	24,992	40,529	38,467	52,579

Loss from operations	(16,362)	(6,884)	(16,594)	(8,738)	(3,765)
Interest income	3	11	109	282	255
Interest expense	(2,741)	(5,170)	(3,357)	(781)	(71)
Interest expense incurred with debt conversion	(23,961)	—	—	—	—
Loss on extinguishment of related party debt	(213)	—	—	—	—

Loss before income tax provision	(43,274)	(12,043)	(19,842)	(9,237)	(3,581)
Income tax benefit (provision)	1	(18)	(6)	(171)	(66)

Net loss from continuing operations	(43,273)	(12,061)	(19,848)	(9,408)	(3,647)

Discontinued Operations:
Loss from operations, net of tax	—	—	—	—	(412)
Loss on disposal, net of tax	—	—	—	—	(41)

Loss from discontinued operations, net of tax	—	—	—	—	(453)

Net loss	$(43,273)	$(12,061)	$(19,848)	$(9,408)	$(4,100)

	YEAR ENDED DECEMBER 31,
	2010	2009	2008	2007	2006
	(in thousands, except per share data)
Per Share Data:
Basic and diluted loss per common share:
Loss from continuing operations	$(0.94)	$(0.47)	$(0.79)	$(0.38)	$(0.16)
Loss from discontinued operations	—	—	—	—	(0.02)

Net loss	$(0.94)	$(0.47)	$(0.79)	$(0.38)	$(0.18)

Weighted average common and common equivalent shares outstanding:
Basic and Diluted	46,258	25,721	25,115	24,811	23,421

	YEAR ENDED DECEMBER 31,
	2010	2009	2008	2007	2006
	(in thousands)
Consolidated Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$(6,901)	$(4,590)	$(8,202)	$(4,774)	$(3,110)
Investing activities	(719)	(74)	(1,148)	(4,062)	(10,609)
Financing activities	6,497	3,637	4,652	10,009	11,010

	DECEMBER 31,
	2010	2009	2008	2007	2006
	(in thousands)
Consolidated Balance Sheet Data:
Total assets	$3,596	$12,456	$15,671	$27,691	$27,544
Total debt	1,044	16,890	11,958	7,029	355
Debt (excluding capital lease obligations)	1,000	16,824	11,808	6,247	—
Stockholders’ (deficit) equity	(1,970)	(9,570)	(2,781)	12,862	16,196

The Rights Offering

The following summary describes the principal terms of the rights offering, but is not intended to be complete. See the information in the section entitled “The Rights Offering” in this prospectus for a more detailed description of the terms and conditions of the rights offering.

Total number of shares of common stock

available for subscription	9,196,581

Securities offered	We are distributing to you, at no charge, one non-transferable subscription right for every share of our common stock that you own as of 5:00 p.m., New York time, on the record date, either as a holder of record or, in the case of shares held of record by brokers, dealers, custodian banks or other nominees on your behalf, as a beneficial owner of such shares.

Basic subscription privilege	The basic subscription privilege of each subscription right will entitle you to purchase .15 shares of our common stock at a subscription price of $0.4125 per share. We will not issue fractional shares of common stock in the rights offering, and holders will only be entitled to purchase a whole number of shares of common stock, rounded down to the nearest whole number a holder would otherwise be entitled to purchase.

Subscription price	$0.4125 per share. To be effective, any payment related to the exercise of a subscription right must clear prior to the expiration of the rights offering.

Over-subscription privilege	If you purchase all of the shares of common stock available to you pursuant to your basic subscription privilege, you may also choose to subscribe for shares of our common stock that are not purchased by other holders through the exercise of their basic subscription privileges. You may subscribe for shares of our common stock pursuant to your over-subscription privilege, subject to proration of available shares.

Record date	5:00 p.m., New York time, on April 18, 2011.

Expiration date	5:00 p.m., New York time, on May 11, 2011, unless we extend the rights offering period.

Use of proceeds	Although the actual amount will depend on participation in the rights offering, if the rights offering is fully subscribed for we expect the gross proceeds from the rights offering to be approximately $3.794 million.

We intend to use the proceeds of the rights offering to provide additional liquidity for working capital and general corporate purposes.

Transferability of rights	The subscription rights are non-transferable during the course of the subscription period.

No Board Recommendation	Our board of directors makes no recommendation to you about whether you should exercise any rights. You are urged to make an independent investment decision about whether to exercise your rights based on your own assessment of our business and the rights offering. Please see the section of this prospectus entitled “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

No revocation	Any exercise of subscription rights is irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your rights. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of common stock at a subscription price of $0.4125 per share.

Material U.S. federal income tax

consequences	For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of subscription rights. You should consult your own tax advisor as to your particular tax consequences resulting from the rights offering. For a detailed discussion, see “Material U.S. Federal Income Tax Consequences.”

Purchase commitment	Kevin Richardson has agreed to purchase $300,000 of common stock in the rights offering, directly and through Prides. As of the record date, Mr. Richardson individually owned approximately 3.1% of our outstanding shares and Prides owned approximately 61% of our outstanding shares. Kevin McGrath, the Company’s Chief Executive Officer, and Lee Isgur, who each own approximately 1.3% of our outstanding shares, have also both committed to exercise their full basic subscription rights.

Extension, cancellation, and

Amendment	We have the option to extend the rights offering and the period for exercising your subscription rights, although we do not presently intend to do so. Our board of directors may cancel the rights offering at any time for any reason. If the rights offering is cancelled, all subscription payments received by the subscription agent will be returned promptly, without interest or penalty. We also reserve the right to amend or modify the terms of the rights offering.

Procedure for exercising rights	To exercise your subscription rights, you must take the following steps:

If you are a registered holder of our shares of common stock, you may deliver payment and a properly completed rights certificate to the subscription agent before 5:00 p.m., New York time, on May 11, 2011. You may deliver the documents and payments by mail or commercial carrier. If regular mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

If you are a beneficial owner of shares that are registered in the name of a broker, dealer, custodian bank or other nominee, or if you would rather an institution conduct the transaction on your behalf, you should instruct your broker, dealer, custodian bank or other nominee to exercise your subscription rights on your behalf and deliver all documents and payments before 5:00 p.m., New York time, on May 11, 2011.

Subscription agent	American Stock Transfer & Trust Company, LLC.
Information agent	Phoenix Advisory Partners.

Questions	Questions regarding the rights offering should be directed to our investor relations department at (310) 954 -1105 or Phoenix Advisory Partners, toll-free at (877) 478-5038.

Shares outstanding before the rights

offering	61,310,542 shares as of April 18, 2011.

Shares outstanding after completion of

the rights offering	Assuming no outstanding options or warrants for our common shares are exercised prior to the expiration of the rights offering and the full 9,196,581 shares are subscribed for, we expect 70,507,123 shares of common stock will be outstanding immediately after completion of the rights offering.

Risk factors	Stockholders considering exercising their subscription rights should carefully consider the risk factors described in the section of this prospectus entitled “Risk Factors,” beginning on page 13.

Fees and expenses	We will pay the fees and expenses relating to the rights offering.

Shares of our common stock are traded on the Nasdaq Capital Market under the symbol “DIET.” The last reported sales price of our common stock on Nasdaq Capital Market on April 18, the record date, was $0.4650.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the specific risks described below, the risks described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and any risks described in our other filings with the Securities and Exchange Commission, pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, before making an investment decision. See the section of this prospectus entitled “Where You Can Find More Information.” Any of the risks we describe below or in the information incorporated herein by reference could cause our business, financial condition, results of operations or future prospects to be materially adversely affected. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events and you could lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, results of operations or future prospects. Some of the statements in this section of the prospectus are forward-looking statements. For more information about forward-looking statements, please see the section of this prospectus entitled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

We have experienced recurring operating losses and our liquidity has been significantly reduced, and we expect to continue incurring losses in the future.

For the year ended December 31, 2010, we had a net loss of $43.3 million and used $6.9 million of cash in operations. As of December 31, 2010, we had an accumulated deficit of $103.4 million and a total stockholders’ deficit of $2.0 million. As of December 31, 2010 and February 28, 2011 we had unrestricted cash of $0.5 million and $1.6 million, respectively.

Due to uncertainty about our ability to meet our current operating expenses and capital expenditures, in their report on our annual financial statements for the year ended December 31, 2010, our independent registered public accounting firm included an explanatory paragraph regarding our ability to continue as a going concern. We may not achieve profitability in the future, and even if we do, we may not be able to sustain being profitable.

We will be required to raise additional funds to finance our operations and remain a going concern; we may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.

The continuation of our business is dependent upon raising additional financial support. In light of our results of operations, management has and intends to continue to evaluate various possibilities. These possibilities include: raising additional capital through the issuance of common or preferred stock, securities convertible into common stock, or secured or unsecured debt, selling one or more lines of business, or all or a portion of the Company’s assets, entering into a business combination, reducing or eliminating operations, liquidating assets, or seeking relief through a filing under the U.S. Bankruptcy Code. These possibilities, to the extent available, may be on terms that result in significant dilution to our existing stockholders.

Management has plans to seek additional capital through a private placement and public offering of its common stock during 2011. There can be no assurances that we will be successful in raising additional cash to finance operations. If we are not successful, we will be required to reduce operations and/or liquidate assets and/or seek relief through a filing under the U.S. Bankruptcy Code. The Company’s consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should we be unable to continue as a going concern.

If we fail to continue to meet all applicable Nasdaq Capital Market requirements, our stock could be delisted by the Nasdaq Capital Market. If delisting occurs, it would adversely affect the market liquidity of our common stock and harm our businesses.

Our common stock is currently traded on The Nasdaq Capital Market (“Nasdaq”) under the symbol “DIET.” If we fail to meet any of the continued listing standards of Nasdaq, our common stock could be delisted from Nasdaq. These continued listing standards include specifically enumerated criteria, such as:

•	a $1.00 minimum closing bid price;

•

shareholders’ equity of $2.5 million, market value of publicly-held shares of $35 million, or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years;

•	500,000 shares of publicly-held common stock with a market value of at least $1 million;

•	300 round-lot stockholders; and

•	compliance with Nasdaq’s corporate governance requirements, as well as additional or more stringent criteria that may be applied in the exercise of Nasdaq’s discretionary authority.

On June 28, 2010, we received a notice of non-compliance with Nasdaq’s continued listing standard relating to the $1.00 minimum closing bid price requirement. When we were unable to regain compliance during an initial period of 180 calendar days, a Nasdaq hearing panel provided us with an additional period of time, until June 28, 2011, to regain compliance. If the bid price of our common stock does not close at $1.00 per share for at least ten consecutive days prior to June 28, 2011, our common stock will be subject to immediate de-listing form Nasdaq. In addition, we received a second notice of non-compliance with Nasdaq’s continued listing standard relating to the requirement that we maintain a market capitalization of at least $35.0 million. We have a period of 180 calendar days, until August 1, 2011, to regain compliance with the Nasdaq market capitalization rule. If our common stock is delisted, we cannot provide any assurance that our securities will be quoted on any other quotation service, such as the over the counter bulletin board or the pink sheets quotation services. The delisting of our securities may adversely affect the liquidity and market price of our common stock and adversely impact our future access to the capital markets. Such delisting could also adversely affect our ability to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.

We have no long-term credit facility or other source of long-term funding other than $1.0 million in Notes held by an officer and directors of our Company (the “Director Notes”), and as of December 31, 2010, we had approximately $7,000 in accrued interest on the Director Notes that will mature on December 31, 2011.

We have no long-term credit facility or other source of long-term funding other than the Director Notes which represent: (i) a promissory note to Kevin A. Richardson II, one of the Company’s directors and an officer of Prides Capital Partners, LLC (“Prides”), pursuant to which the Company borrowed $600,000, (ii) a promissory note to Lee S. Isgur, one of the Company’s directors, pursuant to which the Company borrowed $200,000 and (iii) a promissory note to Kevin N. McGrath, one of the Company’s directors and the Company’s President and Chief Executive Officer pursuant to which the Company borrowed $200,000. The Director Notes mature on December 31, 2011 at which time we must repay the original principal amount of $1.0 million, together with accrued interest through the maturity date of approximately $57,000. We do not believe that our cash flows from operations alone will be sufficient to support repayments and otherwise satisfy our repayment obligation under these Director Notes. Furthermore, even if we are able to refinance or extend the Director Notes, we will need additional financing to continue our operations. Based on our current financial condition, we may be unable to obtain such financing on commercially reasonable terms if at all. If we are unable to obtain third party financing, we will be required to pursue one or more alternative strategies, such as seeking additional equity capital, reducing operations, liquidating assets, or seeking relief through a filing under the U.S. Bankruptcy Code. Any such actions could adversely affect our financial condition and the value of our common stock.

Economic conditions are adversely affecting consumer discretionary spending and may continue to negatively impact our business and operating results.

Because our meal delivery offerings consist of freshly prepared meals, they are priced higher than our major competitors such as NutriSystem and Jenny Craig. The success of our meal delivery business is therefore dependent on customers’ willingness and ability to invest a larger percentage of discretionary spending in our meal delivery products than may be required with our competitors’ products. Because discretionary spending is influenced by general economic conditions, consumer confidence and the availability of discretionary income, a protracted economic slowdown, increased unemployment, decreased salaries and wage rates, increased energy prices, inflation, rising interest rates or other industry-wide cost pressures adversely affect consumer behavior and decrease consumer discretionary spending. A decline in our customers’ discretionary spending could adversely affect our business, financial condition, operating results and cash flows. If this difficult economic situation continues for a prolonged period of time or deepens in magnitude, our business and results of operations could be materially affected.

We may be forced to enter into business combinations and strategic alliances on unfavorable terms which may disrupt our business.

In order to continue our business, we may be required to enter into asset sales, business combinations, investments, joint ventures or other strategic alliances with other companies. To the extent we are able to find a purchaser or other joint venturer, due to our weak financial and operating condition, these transactions may be on highly unfavorable terms, which may materially adversely affect or eliminate the value of our common stock. If we are unable to consummate a transaction of this type, we may be required to cease operations.

Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our marketing expenditures and our ability to select the right markets and media in which to advertise.

Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our marketing expenditures, including our ability to:

•	create greater awareness of our brand and our program;

•	identify the most effective and efficient level of spending in each market, media and specific media vehicle;

•	determine the appropriate creative message and media mix for advertising, marketing and promotional expenditures;

•	effectively manage marketing costs (including creative and media) in order to maintain acceptable customer acquisition costs;

•	select the right market, media and specific media vehicle in which to advertise; and

•	convert consumer inquiries into actual orders.

Our planned marketing expenditures may not result in increased revenue or generate sufficient levels of brand name and program awareness. We may not be able to manage our marketing expenditures on a cost-effective basis whereby our customer acquisition cost may exceed the contribution profit generated from each additional customer.

As the largest stockholder, Prides has significant influence over our Company.

As of April 18, 2011, Prides owned approximately 61% of our outstanding voting common stock based upon 61,310,542 shares outstanding. Therefore, as a practical matter, Prides has significant influence over the outcome of any shareholder vote, including the election of directors and the approval of mergers or other business combination transactions. Additionally, concentration of control in one stockholder may discourage potential investors from providing additional financing if we need it. Prides initially acquired our common stock under the terms of a 2006 Securities Purchase Agreement (the “Company Purchase Agreement”). The Company Purchase Agreement affords Prides certain participation rights and anti-dilution protections which could make it more difficult for us to obtain additional financing or to effect a merger or other business combination transaction. In addition, under the terms of the Company Purchase Agreement, as long as Prides owns at least 5% of our outstanding common stock, the following require the approval of a majority vote of our board of directors, which majority must include at least one Prides director:

•

authorize, create, designate, establish or issue any other class or series of capital stock ranking senior to our capital stock as to dividends or upon liquidation, or reclassification of any shares of our capital stock into shares having any preference or priority as to dividends or upon liquidation superior to any such preference or priority of our common stock;

•	adopt a plan for the liquidation, dissolution or winding up of the affairs of our Company or any recapitalization plans;

•	amend, alter or repeal, whether by merger, consolidation or otherwise our Certificate of Incorporation;

•	alter or change the rights, preferences or privileges of our common stock or the warrants issued to Prides; or

•

directly or indirectly, declare or pay any dividend (other than dividends payable in shares of our common stock) or directly or indirectly purchase, redeem, purchase or otherwise acquire any share of our common stock (except for shares of our common stock repurchased from current or former employees, consultants, or directors upon termination of service in accordance with plans approved by our board of directors (whether in cash, securities or property or in our obligations).

We face significant competition.

Competition is intense in the weight management industry and we must remain competitive in the areas of program efficacy, price, taste, customer service and brand recognition. In addition to Weight Watchers® International, Inc., Waterfront Media, Inc. and NutriSystem, Inc. we currently compete with several Internet sites which provide diet and nutrition information, including WeightWatchers.com. We know of several other online competitors aggressively marketing online programs which may be somewhat similar to ours, including some that are offered at no charge to the customer.

Increased competition and a proliferation of free online diet plans could result in reductions in the prices we receive for our programs, lower margins, loss of customers and reduced visitor traffic to our Website.

Several of our existing competitors and potential competitors have longer operating histories, greater name recognition and significantly greater financial, technical and marketing resources and may be able to devote greater resources for the development and promotion of their services and products. These competitors may also engage in more extensive marketing and advertising efforts, adopt more aggressive pricing policies and make more attractive offers to advertisers and alliance partners. Accordingly, we may not be able to compete successfully.

We rely on third parties to provide us with adequate food supply and certain fulfillment, the loss of which could cause our revenue, earnings or reputation to suffer.

Food Manufacturer. We currently depend on one third party meal delivery vendor for manufacture and fulfillment of our prepared meals. If we are unable to obtain sufficient quantity, quality and variety of food and fulfillment of customer orders in a timely and low-cost manner from this manufacturer, we will be unable to adequately fulfill our customers’ orders which would adversely affect our operating results and damage the value of our brand.

Freight and Fulfillment. Our orders are shipped by one third-party, United Parcel Service, Inc. (“UPS”). Should UPS be unable to service our needs for even a short duration, our revenue and business could be harmed. Additionally, the cost and time associated with replacing UPS on short notice would add to our costs. Any replacement fulfillment provider would also require startup time, which could cause us to lose sales and market share.

Therefore, we are dependent on maintaining good relationships with these third parties. The services we require from these parties may be disrupted by a number of factors associated with their businesses, including the following:

•	labor disruptions;

•	delivery problems;

•	financial condition of operations;

•	internal inefficiencies;

•	equipment failure;

•	natural or man-made disasters; and

•	with respect to our food supplier, shortages of ingredients or United States Department of Agriculture (“USDA”) and United States Food and Drug Administration (“FDA”) compliance issues.

We depend heavily on our network infrastructure and its failure could result in unanticipated expenses and prevent our subscribers from effectively utilizing our services, which could negatively impact our ability to attract and retain subscribers and advertisers.

Our ability to successfully create and deliver our content depends in large part on the capacity, reliability and security of our networking hardware, software and telecommunications infrastructure. Failures of our network infrastructure could result in unanticipated expenses to address such failures and could prevent our subscribers from effectively utilizing our services, which could prevent us from retaining and attracting subscribers and advertisers. The hardware infrastructures on which our system operates are located in Saint Louis, Missouri and Lithia Springs, Georgia. We do not currently have a formal disaster recovery plan. Our system is susceptible to natural and man-made disasters, including war, terrorism, earthquakes, fires, floods, power loss and vandalism. Further, telecommunications failures, computer viruses, electronic break-ins or other similar disruptive problems could adversely affect the operation of our systems. Our insurance policies may not adequately compensate us for any losses that may occur due to any damages or interruptions in our systems. Accordingly, we could incur capital expenditures in the event of unanticipated damage.

In addition, our subscribers depend on Internet service providers, or ISPs, for access to our Website. In the past, ISPs and Websites have experienced significant system failures and could, in the future, experience outages, delays and other difficulties due to system failures unrelated to our systems. These problems could harm our business by preventing our subscribers from effectively utilizing our services.

Problems with the performance and reliability of the Internet infrastructure could adversely affect the quality and reliability of the services we offer our subscribers and advertisers.

We depend significantly on the Internet infrastructure to deliver attractive, reliable and timely e-mail messages to our subscribers. If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth, and its performance and reliability may decline, which could adversely affect our ability to sustain revenue growth. Among other things, continued development of the Internet infrastructure will require a reliable network backbone with necessary speed, data capacity and security. Currently, there are regular failures of the Internet network infrastructure, including outages and delays, and the frequency of these failures may increase in the future. These failures may reduce the benefits of our services to our subscribers and undermine our advertising partners’ and our subscribers’ confidence in the Internet as a viable commercial medium. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new technology required to accommodate increased levels of Internet activity or due to government regulation. These factors could adversely affect our business by adversely affecting the quality and reliability of the services we offer our customers.

The unauthorized access of confidential member information that we transmit over public networks could adversely affect our ability to attract and retain subscribers.

Our subscribers transmit confidential information to us over public networks, and the unauthorized access of such information by third parties could harm our reputation and significantly hinder our efforts to attract and retain subscribers. We rely on a variety of security techniques and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information, including customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology we use to protect customer transaction data and adversely affect our ability to attract and retain customers.

Because of volatility in the advertising markets which we target, we may not be able to effectively attract and retain subscribers.

We are currently dependent in large part on the online advertising market to attract and retain subscribers to our digital plans and meal delivery service. We expect competitive pressures to continue to increase in the future which may result in higher costs in the online advertising market, thereby significantly impacting our costs to acquire and retain subscribers. Although we are currently developing alternative channels of customer acquisition, including television, print and radio advertising, there can be no assurance that these measures will as effectively attract and retain subscribers as have our online advertising programs in the past.

We may have to litigate to protect our rights or to defend claims brought against us by third parties, and such litigation may subject us to significant liability and be time consuming and expensive.

We face a substantial risk of litigation, including litigation regarding intellectual property rights in Internet-related businesses. Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving. We may have to litigate in the future to enforce our intellectual property rights, protect our trade secrets or defend ourselves against claims of violating the proprietary rights of third parties.

We also face the risk of having to defend against lawsuits brought by third parties related to our business activities. For example, we depend heavily on Internet advertising, and we have been involved in both civil litigation and administrative proceedings arising out of pop-up ads and other advertising practices, in both cases brought by one of our competitors. If the outcome of similar proceedings that we may face in the future were to make certain types of advertising unavailable to us, then our marketing may become less effective and our financial results could suffer.

Any of this type of litigation may subject us to significant liability for damages, result in invalidation of our proprietary rights, be time-consuming and expensive to defend, even if not meritorious, and result in the diversion of management time and attention. Any of these factors could adversely affect our business operations and financial results and condition.

If we pursue competitive advertising, we may be subject to litigation from our competitors.

If we pursue competitive advertising, our competitors may pursue litigation regardless of its merit and chances of success. Competitive advertising may include advertising that directly or indirectly mentions a competitor or a competitor’s weight loss program in comparison to our program. Defending such litigation may be lengthy and costly, strain our resources and divert management’s attention from their core responsibilities, which would have a negative impact on our business.

We may be subject to health-related claims from our customers.

Our weight loss program does not include medical treatment or medical advice, and we do not engage physicians or nurses to monitor the progress of our customers. Many people who are overweight suffer from other physical conditions, and our target consumers could be considered a high-risk population. A customer who experiences health problems could allege or bring a lawsuit against us on the basis that those problems were caused or worsened by participating in our weight management program. Currently, we are neither subject to any such allegations nor have we been named in any such litigation. However, if we were, we would defend ourselves against such claims. Defending ourselves against such claims, regardless of their merit and ultimate outcome, would likely be lengthy and costly, and adversely affect our results of operations. Further, our general liability insurance may not cover claims of these types.

If we cannot protect and enforce our trademarks and other intellectual property rights, our brand and our business will suffer.

We believe that our trademarks and other proprietary rights are important to our success and competitive position. The actions we take to establish and protect our trademarks and other proprietary rights may prove to be inadequate to prevent imitation of our products or services or to prevent others from claiming violations of their trademarks and proprietary rights by us. In addition, others may develop similar trademarks or other intellectual property independently or assert rights in our trademarks and other proprietary rights. If so, third parties may seek to block or limit sales of our products and services based on allegations that use of some of our marks or other intellectual property constitutes a violation of their intellectual property rights. If we cannot protect our trademarks and other intellectual property rights, or if our trademarks or other intellectual property rights infringe upon the rights of third parties, the value of our brand may decline, which would adversely affect our results of operations.

Our industry is subject to governmental regulation that could increase in severity and hurt results of operations.

Our industry is subject to federal, state and other governmental regulation. For example, some advertising practices in the weight loss industry have led to investigations from time to time by the FTC and other governmental agencies. Many companies in the weight loss industry have entered into consent decrees with the FTC relating to weight loss claims and other advertising practices. The FTC has recently published revisions to its Guides Concerning the Use of Endorsements and Testimonials in Advertising. Among other things, the revised Guides require us to monitor the activities of bloggers and other third parties over whom we have limited control. Our inability to do so effectively could lead the FTC to bring administrative or legal action against us. Further, the revised Guides significantly affect our ability to advertise the successes our customers have achieved in losing weight through our programs. For example, we are no longer able to include the phrase “results not typical” in advertisements describing our customers’ successes. Uncertainties surrounding the application of the revised Guides may adversely affect our ability to advertise our programs effectively and may require us to incur significant additional costs. In addition, regulation of advertising practices in the weight loss industry may increase in scope or severity in the future, which could have a material adverse impact on our business.

Other aspects of our industry are also subject to government regulation. For example, food manufacturers are subject to rigorous inspection and other requirements of the USDA and FDA. If federal, state or local regulation of our industry increases for any reason, then we may be required to incur significant expenses, as well as modify our operations to comply with new regulatory requirements, which could harm our operating results. Additionally, remedies available in any potential administrative or regulatory actions may include requiring us to refund amounts paid by all affected customers or pay other damages, which could be substantial.

Laws and regulations that apply to Internet communications, commerce and advertising are becoming more prevalent and these laws and regulations could significantly increase the costs we incur in using the Internet to conduct our business. The United States Congress has recently enacted Internet legislation regarding children’s privacy, commercial email, copyright and taxation. The European Union has recently adopted a directive addressing data privacy that may result in limits on the collection and use of member information. A number of other laws and regulations, including those at the state or local level, may be adopted that regulate the use of the Internet. These may include laws addressing user privacy, pricing, acceptable content, taxation, use of the telecommunications infrastructure, commercial email and quality of products and services. The laws governing the Internet remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws, including those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. As a result of these uncertainties, we may incur unanticipated, significant costs and expenses that could impact our financial results and condition.

We may effect a reverse stock split to avoid our common stock being delisted from the Nasdaq Capital Market.

We may effect a reverse stock split in order to avoid being delisted from the Nasdaq Capital Market. However, while we expect that the resulting reduction in our outstanding shares of common stock will increase the market price of our common stock, we cannot assure you that the reverse stock split will increase the market price of our common stock by a multiple equal to the number of pre-split shares in the reverse split ratio, or result in any permanent increase in the market price. In some cases the stock price of companies that have effected reverse stock splits has subsequently declined back to pre-reverse split levels. A reverse stock split is often viewed negatively by the market and, consequently, could lead to a decrease in our overall market capitalization.

Our recent restructuring plan may adversely affect our ability to react to business developments and manage our business.

In order to manage our expenses and reduce our use of our limited cash, we have recently implemented a reduction in force which significantly reduced the number of employees that we employed. However, this reduction may adversely affect our ability to react to business developments, grow our revenue or manage our business, which would adversely affect the financial condition of the Company and the value of our common stock.

The price of our common stock is likely to be volatile.

In the past year, our stock has closed at prices ranging from a high of $1.44 on March 30 and 31, 2010, to a low of $0.3349 on February 8, 2011. We expect our market price to continue to be extremely volatile. The market price of our common stock is also subject to fluctuations in response to general trends in the weight loss industry, seasonality, announcements by our competitors, our ability to meet or exceed securities analysts’ expectations, recommendations by securities analysts, the condition of the financial markets and other factors. In addition, short-term trading strategies of certain investors can also have a significant effect on the price of specific securities and the concentration of ownership of our stock could lead to heightened volatility even if relatively few shares are traded. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of our common stock and cause it to fluctuate significantly.

The exercise of warrants or options may depress our stock price.

There are a significant number of warrants and options to purchase our common stock outstanding at prices ranging from $0.3535 to $6.07 per share. Holders may sell the common stock acquired upon exercise of the warrants and options at a market price that exceeds the exercise price of the warrants and options paid by the holders. Sales of a substantial number of shares of common stock in the public market by holders of warrants or options may depress the prevailing market price for our common stock and could impair our ability to raise capital through the future sale of our equity securities.

We do not expect to pay dividends.

We have never paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings for use in the business. Therefore, you may not receive any return on an investment in our common stock in the form of dividends.

We have authorized but unissued preferred stock, which could affect rights of holders of our common stock.

Our certificate of incorporation authorizes the issuance of preferred stock with designations, rights and preferences determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. In addition, the preferred stock could be issued as a method of discouraging a takeover attempt. Although we do not intend to issue any preferred stock at this time, we may do so in the future.

We will need to keep pace with rapid technological change in the e-commerce and Internet subscription diet and wellness plan industries.

In order to remain competitive, we will be continually required to enhance and to improve the functionality and features of our subscription products and website, which could require us to invest significant capital. If our competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing services, technology, and systems may become obsolete and we may not have the funds or technical know-how to upgrade our services, technology, and systems. We may face material delays in introducing new services, products, and enhancements. If such delays occur, our users may forego use of our services and select those of our competitors, in which event, our business, prospects, financial condition and results of operations could be materially adversely affected.

The sale of prepared meals and nutritional supplements involves product liability and other risks.

We face an inherent risk of exposure to product liability claims if the use of our prepared meal delivery products and nutritional supplements results in illness or injury. We are subject to various laws and regulations, including those administered by the United States Department of Agriculture and Food and Drug Administration, that establish manufacturing practices and quality standards for food products. We may be subject to claims that our products contain contaminants, are improperly labeled, include inadequate instructions as to use or inadequate warnings. Product liability claims could have a material adverse effect on our business as our contract indemnification rights and existing insurance coverage may not be adequate. Distributors of food products, vitamins, and nutritional supplements are frequently named as defendants in product liability lawsuits. The successful assertion or settlement of an uninsured claim, a significant number of insured claims or a claim exceeding the limits of our insurance coverage would harm us by adding costs to the business and by diverting the attention of senior management. Product liability litigation or regulatory action, even if not meritorious, is very expensive and could also entail adverse publicity for us and reduce our revenue.

Provisions in our certificate of incorporation may deter or delay an acquisition of us or prevent a change in control, even if an acquisition or a change of control would be beneficial to our stockholders.

Provisions of our certificate of incorporation may have the effect of deterring unsolicited takeovers or delaying or preventing a third party from acquiring control of us, even if our stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

Our certificate of incorporation permits our board of directors to issue preferred stock without stockholder approval upon such terms as the board of directors may determine. The rights of the holders of our common stock may be junior to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding common stock. The issuance of a substantial number of preferred shares could adversely affect the price of our common stock.

We rely on qualified, key executive management personnel.

The success of our business will also depend on our ability to hire and retain additional qualified key executive management personnel, particularly in the marketing, administrative and financial areas. If we are unable to attract and retain additional qualified personnel, our business could suffer.

Changes in consumer preferences could negatively impact our operating results.

Our program features pre-packaged food selections, which we believe offer convenience and value to our customers. Our continued success depends, to a large degree, upon the continued popularity of our program versus various other weight loss, weight management and fitness regimens, such as low carbohydrate diets, appetite suppressants and diets featured in the published media. Changes in consumer tastes and preferences away from our weight loss oriented meal delivery service and digital weight-loss programs, and any failure to provide innovative responses to these changes, may have a materially adverse impact on our business, financial condition, operating results, cash flows and prospects.

Risks Related to the Rights Offering

When the rights offering is completed, your ownership interest will be diluted if you do not exercise your subscription rights.

To the extent that you do not exercise your rights and shares are purchased by other stockholders in the rights offering, your proportionate voting interest will be reduced, and the percentage that your original shares represent of our expanded equity after the rights offering will be diluted.

The subscription price determined for the rights offering is not necessarily an indication of the fair value of our common stock.

The subscription price is $0.4125 per share. The subscription price was determined by our board of directors. Factors considered by the board of directors included the strategic alternatives to our Company for raising capital, the price at which our stockholders might be willing to participate in the rights offering, historical and current trading prices of our common stock, the business prospects of our Company and the general condition of the securities market. We cannot assure you that the market price for our common stock during the rights offering will be equal to or above the subscription price or that a subscribing owner of rights will be able to sell the shares of common stock purchased in the rights offering at a price equal to or greater than the subscription price.

You may not revoke your subscription exercise and you could be committed to buying shares above the prevailing market price.

Once you exercise your subscription rights, you may not revoke the exercise of such rights. The public trading market price of our common stock may decline before the subscription rights expire. If you exercise your subscription rights and, afterwards, the public trading market price of our common stock decreases below the subscription price, you will have committed to buying shares of our common stock at a price above the prevailing market price, in which case you will have an immediate, unrealized loss. We cannot assure that, following the exercise of your rights, you will be able to sell your shares of common stock at a price equal to or greater than the subscription price, and you may lose all or part of your investment in our common stock. Until the shares are delivered to you, you will not be able to sell the shares of our common stock that you purchase in the rights offering. Certificates representing shares of our common stock purchased pursuant to the basic subscription privilege will be delivered promptly after expiration of the rights offering; certificates representing shares of our common stock purchased pursuant to the over-subscription privilege will be delivered promptly after expiration of the rights offering and after all pro rata allocations and adjustments have been completed. We will not pay you interest on funds delivered to the subscription agent pursuant to the exercise of rights.

Our common stock is traded on the Nasdaq Capital Market under the symbol “DIET,” and the last reported sales price of our common stock on Nasdaq on the record date of April 18, 2011, was $0.4650 per share. Moreover, you may be unable to sell your shares of common stock at a price equal to or greater than the subscription price you paid for such shares.

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights may be rejected.

Subscription rights holders who desire to purchase shares in the rights offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent before May 11, 2011, the expiration date of the rights offering, unless extended. If you are a beneficial owner of shares, but not a record holder, you must act promptly to ensure that your broker, bank, or other nominee acts for you and that all required forms and payments are actually received by the subscription agent before the expiration date of the rights offering. We will not be responsible if your broker, custodian, or nominee fails to ensure that all required forms and payments are actually received by the subscription agent before the expiration date of the rights offering. If you fail to complete and sign the required subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise in the rights offering, the subscription agent may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. Neither we nor our subscription agent undertakes to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

Significant sales of our common stock, or the perception that significant sales may occur in the future, could adversely affect the market price for our common stock.

The sale of substantial amounts of our common stock could adversely affect the price of our common stock. Sales of substantial amounts of our common stock in the public market, and the availability of shares for future sale, including up to 9,196,581 shares of our common stock to be issued in the rights offering, and 3,595,279 shares of our common stock issuable as of March 4, 2011, upon exercise of outstanding options to acquire shares of our common stock under the Company’s stock incentive plans and outstanding warrants, could adversely affect the prevailing market price of our common stock and could cause the market price of our common stock to remain low for a substantial amount of time. Additional options may also be granted under the Company’s incentive plans. We have filed a registration statement covering the resale by certain of our stockholders of up to 33,068,145 of shares of our common stock. We cannot foresee the impact of such potential sales on the market, but it is possible that if a significant percentage of such available shares were attempted to be sold within a short period of time, the market for our shares would be adversely affected. It is also unclear whether or not the market for our common stock could absorb a large number of attempted sales in a short period of time, regardless of the price at which they might be offered. Even if a substantial number of sales do not occur within a short period of time, the mere existence of this “market overhang” could have a negative impact on the market for our common stock and our ability to raise additional capital.

We may use the proceeds of this rights offering in ways with which you may disagree.

We intend to use the net proceeds of this offering for working capital and general corporate purposes. Accordingly, we will have significant discretion in the use of the net proceeds of this offering, and it is possible that we may allocate the proceeds differently than investors in this offering desire, or that we will fail to maximize our return on these proceeds. You will be relying on the judgment of our management with regard to the use of the proceeds from the rights offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. For more information, see the section entitled “Use of Proceeds.”

We may cancel the rights offering at any time, and neither we nor the subscription agent will have any obligation to you except to return your subscription payments.

We may, in our sole discretion, decide not to continue with the rights offering or cancel the rights offering. If the rights offering is cancelled, all subscription payments received by the subscription agent will be returned promptly, without interest or penalty.

The rights offering does not have a minimum amount of proceeds, which means that if you exercise your rights, you may acquire additional shares of our common stock when we may require additional capital.

There is no minimum amount of proceeds required to complete the rights offering. In addition, an exercise of your subscription rights is irrevocable. Therefore, if you exercise the basic subscription privilege or the over-subscription privilege, but we do not raise the desired amount of capital in this rights offering and the rights offering is not fully subscribed, you may be investing in a company that may require additional capital.

The subscription rights are not transferable, and there is no market for the subscription rights.

You may not sell, give away, or otherwise transfer your subscriptions rights. The subscription rights are only transferable by operation of law. Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents that are incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements concern expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Specifically, this prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements regarding:

•

our expectation that we will seek additional financial support, including through a private placement or public offering of our common stock, selling one or more lines of our business and reducing or eliminating operations;

•	our belief regarding market demand for our products and our competitive position in our industry;

•	our expectation that our total gross margins will improve in the future as our efforts to improve meal delivery margin are realized;

•	our expectation that revenue streams from meal delivery will continue to become a larger share of total revenues;

•	our belief that we can rapidly secure alternate technology infrastructure vendors if we experience an interruption in Website service;

•	our expectations regarding implementing programs designed to enhance the privacy protection of our visitors to our Website;

•	our expectation that we will conduct our operations in compliance with applicable regulatory requirements;

•	our expectations regarding our advertising commitments;

•	our expectation regarding the effect of any legal proceedings or legal inquiries on our financial condition or results of operations; and

•	our estimates regarding certain accounting and tax matters, including the adoption of certain accounting pronouncements.

These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:

•	our ability to raise additional capital;

•	our ability to maintain compliance with applicable regulatory requirements;

•	our ability to maintain our listing under The Nasdaq Capital Market;

•	our ability to attract and retain customers through advertising, and our ability to secure advertising commitments;

•	our ability to accurately assess market demand for our products;

•	our ability to improve our meal delivery margin and its effect on total gross margins;

•	our ability to rapidly secure alternate technology infrastructure vendors if we experience Website service interruption;

•	our ability to successfully implement programs designed to enhance the privacy protection of our visitors to our Website;

•	our ability to sufficiently increase our revenues and maintain expenses and cash capital expenditures at appropriate levels;

•	the state of the credit markets and capital markets, including the level of volatility, illiquidity and interest rates; and

•	our ability to successfully estimate certain accounting and tax matters, including the effect on our Company of adopting certain accounting pronouncements.

USE OF PROCEEDS

Although the actual amount will depend on the level of stockholder participation in the rights offering and the extent, if any, to which we are able to secure participation from standby underwriters, we expect that the maximum gross proceeds from the rights offering will be approximately $3.794 million. We intend to use the actual proceeds of the rights offering to provide additional liquidity for working capital and general corporate purposes.

CAPITALIZATION

The following table describes capitalization as of December 31, 2010, on an actual basis and as adjusted to give effect to the rights offering, assuming gross proceeds from the rights offering of $3.794 million and before deducting the estimated offering expenses of approximately $68,000. As adjusted balances are subject to change based upon final participation in the rights offering. You should read this table together with the information under the heading “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our unaudited consolidated financial statements and related notes and other financial information contained in our Annual Report on Form 10-K for the year ended December 31, 2010 incorporated into this prospectus by reference.

	As of December 31, 2010
	Actual	As Adjusted (unaudited)
	(Dollars in thousands)
Cash and cash equivalents	$468	$4,262

Related party debt	$1,000	$1,000

Equity
Common stock, $.001 par value	57	66
Additional paid in capital	101,325	105,110
Accumulated other comprehensive loss	34	34
Accumulated deficit	(103,386)	(103,386)

Total stockholders’ (deficit) equity	(1,970)	1,824

Total capitalization	$(970)	$2,824

THE RIGHTS OFFERING

The Subscription Rights

We are distributing, at no charge, to the record holders of our shares of common stock as of April 18, 2011, the record date, non-transferable subscription rights to purchase shares of our common stock at a subscription price of $0.4125 per share. The subscription rights will entitle the holders of our common stock to purchase approximately 9,196,581 shares of our common stock.

Each eligible holder of record of shares of our common stock will receive one subscription right for each share of common stock owned by such holder as of 5:00 p.m., New York time, on the record date. Each subscription right will entitle the holder to a basic subscription privilege and an over-subscription privilege.

We intend to keep the rights offering open until May 11, 2011, unless our board of directors, in its sole discretion, extends such time or terminates the offering.

Basic Subscription Privilege

Each basic subscription privilege entitles you to purchase .15 shares of our common stock, upon delivery of the required documents and payment of the subscription price of $0.4125 per share, prior to the expiration of the rights offering. You will receive one subscription right for each share of our common stock you owned as of 5:00 p.m., New York time, on the record date. You may exercise all or a portion of your basic subscription privilege; however, if you exercise less than your full basic subscription privilege, you will not be entitled to purchase shares under your over-subscription privilege.

We will not issue fractional shares of common stock in the rights offering, and holders will only be entitled to purchase a whole number of shares of common stock, rounded down to the nearest whole number a holder would otherwise be entitled to purchase, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned promptly, without interest or penalty.

Over-Subscription and Over-Allotment Privilege

If you purchase all of the shares of our common stock available to you pursuant to your basic subscription privilege, you may also choose to purchase a portion of the shares of our common stock that are not purchased by other stockholders through the exercise of their respective basic subscription privileges. If sufficient shares of common stock are available, we will seek to honor the over-subscription requests in full. If, however, over-subscription requests exceed the number of shares of common stock available, we will allocate the available shares of common stock pro rata among each person properly exercising the over-subscription privilege in proportion to the number of shares of common stock each person subscribed for under the basic subscription privilege. If this pro rata allocation results in any person receiving a greater number of shares of common stock than the person subscribed for pursuant to the exercise of the over-subscription privilege, then such person will be allocated only that number of shares for which the person over-subscribed, and the remaining shares of common stock will be allocated among all other persons exercising the over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all shares of common stock have been allocated or all over-subscription requests have been fulfilled, whichever occurs earlier.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege prior to the expiration of the rights offering. Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock that may be available to you (i.e., for the maximum number of shares of common stock available to you, assuming you exercise all of your basic subscription privilege and are allotted the full amount of your over-subscription as elected by you).

We can provide no assurance that you will actually be entitled to purchase the number of shares issuable upon the exercise of your over-subscription privilege in full at the expiration of the rights offering. We will not be able to satisfy your exercise of the over-subscription privilege if all of our stockholders exercise their basic subscription privileges in full, and we will only honor an over-subscription privilege to the extent a sufficient amount of shares of our common stock are available following the exercise of subscription rights under the basic subscription privileges.

To the extent the aggregate subscription price of the maximum number of unsubscribed shares available to you pursuant to the over-subscription privilege is less than the amount you actually paid in connection with the exercise of the over-subscription privilege, you will be allocated only the number of unsubscribed shares available to you, and any excess subscription payments received by the subscription agent will be returned promptly, without interest or penalty. To the extent the amount you actually paid in connection with the exercise of the over-subscription privilege is less than the aggregate subscription price of the maximum number of unsubscribed shares available to you pursuant to the over-subscription privilege, you will be allocated the number of unsubscribed shares for which you actually paid in connection with the over-subscription privilege.

Delivery of Shares of Common Stock Acquired in the Rights Offering

If you purchase shares in the rights offering by submitting a rights certificate and payment, we will mail you a stock certificate evidencing the new shares purchased as soon as practicable after the completion of the rights offering. One stock certificate will be generated for each rights certificate processed. Until your stock certificate is received, you may not be able to sell the shares of common stock acquired in the rights offering. If, as of the record date, your shares were held by a custodian bank, broker, dealer or other nominee, and you participate in the rights offering, you will not receive stock certificates for your new shares. Your custodian bank, broker, dealer or other nominee will be credited with the shares of common stock you purchase in the rights offering as soon as practicable after the completion of the rights offering.

Reasons for the Rights Offering

During February 2011, we executed subscription agreements with investors pursuant to which 3,811,818 shares of our common stock were issued in a private placement at a price of $0.4125 per share, which provided approximately $1.6 million of capital. Kevin A. Richardson, II and Lee S. Isgur, two of our directors, entered into subscription agreements for approximately $0.8 million and $0.1 million, respectively, of the total $1.6 million of proceeds received. In addition, we also issued warrants entitling the purchasers to acquire a total of 1,905,909 shares of common stock at an exercise price of $0.3535 per share.

In connection with the investment, we agreed to conduct a rights offering for up to 15% of our outstanding shares of common stock at a subscription price that would be not less than the greater of $0.4125 and 85% of the then-current market price of our common stock, as mutually agreed to by us and Mr. Richardson. In addition, Kevin Richardson, who is also managing director of Prides, our largest stockholder, has agreed to purchase $300,000 of common stock in the rights offering, directly and through Prides. As of the record date, Mr. Richardson individually owned approximately 3.1% of our outstanding shares and Prides owned approximately 61% of our outstanding shares. Kevin McGrath, the Company’s Chief Executive Officer, and Lee Isgur, who each own approximately 1.3% of our outstanding shares, have also both committed to exercise their full basic subscription rights.

Prior to approving the rights offering, our board of directors carefully considered our current and expected liquidity requirements, our expected results of operations, current market conditions, and business and capital-raising opportunities, as well as the dilution of the ownership percentage of the current holders of our common stock that may be caused by the rights offering if they do not exercise their rights in full.

After weighing the factors discussed above and the effect of the $3.794 million in additional capital, before expenses, that may be generated by the sale of shares pursuant to the rights offering, our board of directors determined that the rights offering is in the best interests of the Company and its stockholders. Although we believe that the rights offering will strengthen our financial condition, the board of directors is not making any recommendation as to whether you should exercise your subscription rights.

Effect of Rights Offering on Existing Stockholders

The ownership interests and voting interests of the existing stockholders that do not fully exercise their basic subscription privileges will be diluted.

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be cancelled or modified. You may exercise your subscription rights as follows:

Subscription by Registered Holders

If you hold certificates of shares of our common stock, the number of rights you may exercise pursuant to the basic subscription privilege will be indicated on the rights certificate delivered to you. You may exercise your subscription rights by properly completing and executing the rights certificate and forwarding it, together with your full subscription payment, to the subscription agent at the address set forth below in this section under the heading “Subscription Agent,” prior to the expiration of the rights offering.

Subscription by DTC Participants

We expect that the exercise of your subscription rights may be made through the facilities of DTC. If your subscription rights are held of record through DTC, you may exercise your subscription rights by instructing DTC, or having your broker instruct DTC, to transfer your subscription rights from your account to the account of the subscription agent, together with certification as to the aggregate number of subscription rights you are exercising and the number of shares of our common stock you are subscribing for under your basic subscription privilege and your over-subscription privilege, if any, and your full subscription payment.

Subscription by Beneficial Owners

If you are a beneficial owner of our shares of common stock that are registered in the name of a broker, dealer, custodian bank or other nominee, you will not receive a rights certificate. Instead, one subscription right will be issued to the nominee record holder for each share of our common stock that you own at the record date. If you are not contacted by your broker, dealer, custodian bank or other nominee, you should promptly contact your broker, dealer, custodian bank or other nominee in order to subscribe for shares of our common stock in the rights offering.

If you hold your shares of our common stock in the name of a broker, dealer, custodian bank or other nominee, your nominee will exercise the subscription rights on your behalf in accordance with your instructions. Your nominee may establish a deadline that may be before the 5:00 p.m., New York time, May 11, 2011 expiration date we have established for the rights offering.

Payment Method for Registered Holders

As described in the instructions accompanying the rights certificate, payments must be made in full in United States dollars for the full number of shares of our common stock for which you are subscribing by cashier’s or certified check drawn upon a United States bank payable to the subscription agent at the address set forth below in this section under the heading “Subscription Agent.”

Personal checks are not accepted. Payment received after the expiration of the rights offering may not be honored, and the subscription agent will return your payment to you promptly, without interest or penalty.

You should read and follow the delivery and payment instructions accompanying the rights certificate. DO NOT SEND RIGHTS CERTIFICATES OR PAYMENTS DIRECTLY TO EDIETS.COM, INC. We will not consider your subscription received until the subscription agent has received delivery of a properly completed and duly executed rights certificate and other subscription documents and payment of the full subscription amount. The risk of delivery of all documents and payments is borne by you or your nominee, not by the subscription agent or us.

The method of delivery of rights certificates and payment of the subscription amount to the subscription agent will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you send subscription materials and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment prior to the expiration of the rights offering.

Unless a rights certificate provides that the shares of our common stock are to be delivered to the record holder of such rights or such certificate is submitted for the account of a bank or a broker, signatures on such rights certificate must be guaranteed by an “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Program Medallion Signature Program or the Stock Exchange Medallion Program, subject to any standards and procedures adopted by the subscription agent.

Missing or Incomplete Subscription Information

If you do not indicate the number of subscription rights being exercised, or the subscription agent does not receive the full subscription payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised the maximum number of subscription rights that may be exercised with the aggregate subscription payment you delivered to the subscription agent. If the subscription agent does not apply your full subscription payment to your purchase of our shares of common stock, any excess subscription payment received by the subscription agent will be returned promptly, without interest or penalty.

Expiration Date and Amendments

The subscription period, during which you may exercise your subscription rights, expires at 5:00 p.m., New York time, on May 11, 2011, which is the expiration of the rights offering. If you do not exercise your subscription rights prior to that time, your subscription rights will expire and will no longer be exercisable. We will not be required to issue shares of common stock to you if the subscription agent receives your rights certificate and subscription payment after that time, regardless of when the rights certificate and subscription payment were sent by you. We have the option to extend the rights offering and the period for exercising your subscription rights, although we do not presently intend to do so. We may extend the expiration of the rights offering by giving oral or written notice to the subscription agent and information agent prior to the expiration of the rights offering. If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., New York time, on the next business day after the most recently announced expiration of the rights offering. We reserve the right to amend or modify the terms of the rights offering.

Subscription Price

The subscription price was determined by our board of directors. Factors considered by our board of directors included the strategic alternatives to our Company for raising capital, the price at which our stockholders might be willing to participate in the rights offering, historical and current trading prices of our common stock, the business prospects of our Company and the general condition of the securities market. We cannot assure you that the market price for our common stock during the rights offering will be equal to or above the subscription price or that a subscribing owner of rights will be able to sell the shares of common stock purchased in the rights offering at a price equal to or greater than the subscription price.

We urge you to obtain a current quote for our common stock before exercising your subscription rights.

Conditions, Withdrawal and Termination

We reserve the right to withdraw the rights offering prior to the expiration of the rights offering for any reason. We may terminate the rights offering, in whole or in part, if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our board of directors would or might make the rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we terminate the rights offering, in whole or in part, all affected subscription rights will expire without value, and all excess subscription payments received by the subscription agent will be returned promptly, without interest or penalty. If we cancel the rights offering, we will issue a press release notifying stockholders of the cancellation, and all subscription payments received by the subscription agent will be returned promptly, without interest or penalty.

Subscription Agent and Information Agent

The subscription agent for this offering is American Stock Transfer & Trust Company, LLC and the information agent is Phoenix Advisory Partners. The address to which subscription documents, rights certificates and subscription payments should be mailed or delivered is:

If Delivering by Mail:

American Stock Transfer & Trust Company, LLC

Operations Center

Attn: Reorganization Department

P.O. Box 2042

New York, New York 10272-2042

Phone: Toll-free (877) 248-6417

(718) 921-8317

Fax (718) 234-5001

If Delivering by Hand or Courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

You should direct any questions or requests for assistance concerning the method of subscribing for shares of common stock or for additional copies of this prospectus to the information agent.

You are solely responsible for completing delivery to the subscription agent of your subscription materials. The subscription materials are to be received by the subscription agent on or prior to 5:00 p.m., New York time, on May 11, 2011. We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent. If you deliver subscription materials in a manner different from those described in this prospectus, we may not honor the exercise of your subscription rights.

Fees and Expenses

We will pay all fees charged by the subscription agent and information agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights.

Fractional Shares

We will not issue fractional shares. Fractional shares of common stock resulting from the exercise of the basic subscription privilege will be eliminated by rounding down to the nearest whole share.

Medallion Guarantee May Be Required

Your signature on each subscription rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	your subscription rights certificate provides that shares are to be delivered to you as record holder of those subscription rights; or

•	you are an eligible institution.

You can obtain a signature guarantee from a financial institution — such as a commercial bank, savings, bank, credit union or broker dealer — that participates in one of the Medallion signature guarantee programs. The three Medallion signature guarantee programs are the following:

•	Securities Transfer Agents Medallion Program (STAMP) whose participants include more than 7,000 U.S. and Canadian financial institutions.

•	Stock Exchanges Medallion Program (SEMP) whose participants include the regional stock exchange member firms and clearing and trust companies.

•	New York Stock Exchange Medallion Signature Program (MSP) whose participants include NYSE member firms.

If a financial institution is not a member of a recognized Medallion signature guarantee program, it would not be able to provide signature guarantees. Also, if you are not a customer of a participating financial institution, it is likely the financial institution will not guarantee your signature. Therefore, the best source of a Medallion Guarantee would be a bank, savings and loan association, brokerage firm, or credit union with whom you do business. The participating financial institution will use a Medallion imprint or stamp to guarantee the signature, indicating that the financial institution is a member of a Medallion signature guarantee program and is an acceptable signature guarantor.

Notice to Nominees

If you are a broker, dealer, custodian bank or other nominee holder that holds shares of our common stock for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owner, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should submit information and payment for shares. We expect that the exercise of subscription rights on behalf of beneficial owners may be made through the facilities of DTC. You may exercise individual or aggregate beneficial owner subscription rights by instructing DTC to transfer subscription rights from your account to the account of the subscription agent, together with certification as to the aggregate number of subscription rights exercised and the number of common shares subscribed for under the basic subscription privilege and the over-subscription privilege, if any, and your full subscription payment.

Beneficial Owners

If you do not hold certificates for shares of our common stock, you are a beneficial owner of our shares of our common stock. Instead of receiving a rights certificate, you will receive your subscription rights through a broker, dealer, custodian bank or other nominee. We will ask your broker, dealer, custodian bank or other nominee to notify you of the rights offering.

You should contact your broker, dealer, custodian bank or other nominee if you do not receive information regarding the rights offering, but believe you are entitled to subscription rights. We are not responsible if you do not receive notice by your broker, dealer, custodian bank or other nominee or if you do not receive notice in time to respond to your nominee by the deadline established by the nominee, which may be prior to 5:00 p.m. New York time, on May 11, 2011.

If you wish to exercise your subscription rights, you will need to have your broker, dealer, custodian bank or other nominee act for you. If you hold certificates for shares of our common stock and received a rights certificate, but would prefer to have your broker, dealer, custodian bank or other nominee act for you, you should contact your nominee and request it to effect the transaction for you.

Transferability of Subscription Rights

The rights are not transferable. Should you choose not to exercise your subscription rights, you may not sell, give away, or otherwise transfer your subscription rights. Subscription rights will, however, be transferable by operation of law (for example, upon the death of the recipient). Upon expiration of the rights offering, all unexercised rights will automatically expire.

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us in our sole discretion. Neither we nor the subscription agent shall be under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to withdraw or terminate the rights offering, only when a properly completed and duly executed rights certificate and any other required documents and the full subscription payment have been received by the subscription agent. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Escrow Arrangements; Return of Funds

The subscription agent will hold funds received in payment for shares of our common stock in a segregated account pending completion of the rights offering. The subscription agent will hold this money in escrow until the rights offering is completed or is withdrawn and canceled. If the rights offering is canceled for any reason, all subscription payments received by the subscription agent will be returned promptly, without interest or penalty.

Stockholder Rights

You will have no rights as a holder of our shares of common stock you purchase in the rights offering, if any, until certificates representing our shares of common stock are issued to you or until your account at your record holder is credited with shares of common stock purchased in the rights offering. You will have no right to revoke your subscriptions once made in accordance with the procedures set forth in this prospectus.

Foreign Stockholders

We will not mail this prospectus or rights certificates to stockholders with addresses that are outside the United States or that have an army post office or foreign post office address. The subscription agent will hold these rights certificates for their account. To exercise subscription rights, our foreign stockholders must notify the subscription agent prior to 11:00 a.m., New York time, at least three business days prior to the expiration of the rights offering of their exercise of such rights, and, with respect to holders whose addresses are outside the United States, provide evidence satisfactory to us, such as a legal opinion from local counsel, that the exercise of such subscription rights does not violate the laws of the jurisdiction of such stockholder.

No Revocation or Change

Once you submit the form of rights certificate to exercise any subscription rights, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase additional common shares at the subscription price.

Material U.S. Federal Income Tax Consequences

For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of subscription rights. For a more detailed discussion, see “Material U.S. Federal Income Tax Consequences.”

Listing

The subscription rights are non-transferable and will not be listed on a stock exchange or national market. Shares of our common stock are traded on the Nasdaq Capital Market under the symbol “DIET.” If we fail to meet any of the continued listing standards of the Nasdaq Capital Market, our common stock could be delisted by the Nasdaq Capital Market. We have received notices of non-compliance with Nasdaq Capital Market’s continued listing standards relating to the $1.00 minimum closing bid price and market capitalization requirements and have until June 28, 2011 and August 1, 2011, respectively, to regain compliance with these requirements. We cannot assure you that we will be able to regain compliance with the continued listing standards by such time. See “Risk Factors — If we fail to continue to meet all applicable Nasdaq Capital Market requirements, our stock could be delisted by the Nasdaq Capital Market. If delisting occurs, it would adversely affect the market liquidity of our common stock and harm our businesses” in this prospectus for more information.

The last reported sales price of our common stock on the Nasdaq Capital Market on April 18, 2011, the last practicable date before the date of this prospectus, was $0.4650. We urge you to obtain a current market price for the shares of our common stock before making any determination with respect to the exercise of your rights.

Outstanding Shares of Common Stock after the Rights Offering

As of April 18, 2011, 61,310,542 of our shares of common stock were issued and outstanding and there were no rights to purchase shares of our common stock outstanding. Assuming no other transactions by us involving shares of our common stock, and no options or warrants for shares of our common stock are exercised, prior to the expiration of the rights offering, if the rights offering is fully subscribed through the exercise of the subscription rights, then an additional 9,196,581 of our shares of common stock will be issued and outstanding after the closing of the rights offering, for a total of 70,507,123 shares of common stock outstanding. As a result of the rights offering, the ownership interests and voting interests of the existing stockholders that do not fully exercise their basic subscription privileges will be diluted.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following summary describes the material U.S. federal income tax consequences of the receipt and exercise (or expiration) of the subscription rights or, if applicable, the over-subscription privilege, acquired through the rights offering and owning and disposing of the shares of common stock received upon exercise of the subscription rights. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary is for general information only and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular holder in light of its particular circumstances or to holders that may be subject to special tax rules, including, but not limited to, partnerships or other pass-through entities, banks and other financial institutions, tax-exempt entities, employee stock ownership plans, certain former citizens or residents of the United States, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, brokers, traders in securities that have elected to use the mark-to-market method of accounting, persons holding subscription rights or shares of common stock as part of an integrated transaction, including a “straddle,” “hedge,” “constructive sale” or “conversion transaction,” persons whose functional currency for tax purposes is not the U.S. dollar, and persons subject to the alternative minimum tax provisions of the Code.

This summary applies to you only if you are a U.S. holder (as defined below) and receive your subscription rights in the rights offering, and you hold your subscription rights or shares of common stock issued to you upon exercise of the subscription rights or, if applicable, the over-subscription privilege, as capital assets for tax purposes. This summary does not apply to you if you are not a U.S. Holder.

We have not sought, and will not seek, a ruling from the IRS regarding the federal income tax consequences of the rights offering or the related share issuances. The following summary does not address the tax consequences of the rights offering or the related share issuance under foreign, state, or local tax laws.

You are a U.S. holder if you are a beneficial owner of subscription rights or common stock and you are:

•	An individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•

A corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	An estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

A trust (a) if a court within the United States can exercise primary supervision over its administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) receives the subscription rights or holds the common stock received upon exercise of the subscription rights or, if applicable, the over-subscription privilege, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its own tax advisor as to the U.S. federal income tax consequences of receiving and exercising the subscription rights and acquiring, holding or disposing of our common shares.

ACCORDINGLY, EACH RECIPIENT OF RIGHTS IN THE RIGHTS OFFERING SHOULD CONSULT THE RECIPIENT’S OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE RIGHTS OFFERING AND THE RELATED SHARE ISSUANCES THAT MAY RESULT FROM SUCH RECIPIENT’S PARTICULAR CIRCUMSTANCES.

Taxation of Subscription Rights

Receipt of Subscription Rights

Your receipt of subscription rights pursuant to the rights offering should not be treated as a taxable distribution with respect to your existing shares of common stock for U.S. federal income tax purposes. Under

Section 305 of the Code, a stockholder who receives a right to acquire shares will, in certain circumstances, be treated as having received a taxable dividend in an amount equal to the value of such right. A common stockholder who receives a right to acquire shares of common stock generally will be treated as having received a taxable dividend if such stockholder’s proportionate interest in the earnings and profits or assets of the corporation is increased and any other stockholder receives a distribution of cash or other property. For purposes of the above, “stockholder” includes holders of warrants, options and convertible securities. The application of this rule is very complex and subject to uncertainty. We believe, however, that pursuant to Section 305 of the Code and the Treasury Regulations issued thereunder, the receipt of subscription rights should generally not be taxable to a stockholder.

Tax Basis in the Subscription Rights

If the fair market value of the subscription rights you receive is less than 15% of the fair market value of your existing shares of common stock on the date you receive the subscription rights, the subscription rights will be allocated a zero basis for U.S. federal income tax purposes, unless you elect to allocate your basis in your existing shares of common stock between your existing shares of common stock and the subscription rights in proportion to the relative fair market values of the existing shares of common stock and the subscription rights determined on the date of receipt of the subscription rights. If you choose to allocate basis between your existing shares of common stock and the subscription rights, you must make this election on a statement included with your tax return for the taxable year in which you receive the subscription rights. Such an election is irrevocable.

However, if the fair market value of the subscription rights you receive is 15% or more of the fair market value of your existing shares of common stock on the date you receive the subscription rights, then you must allocate your basis in your existing shares of common stock between your existing shares of common stock and the subscription rights you receive in proportion to their fair market values determined on the date you receive the subscription rights. The fair market value of the subscription rights on the date the subscription rights will be distributed is uncertain. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including the trading price thereof.

Exercise of Subscription Rights

Generally, you will not recognize gain or loss on the exercise of a subscription right. Your tax basis in a new share of common stock acquired when you exercise a subscription right will be equal to your adjusted tax basis in the subscription right, if any, plus the subscription price. The holding period of a share of common stock acquired when you exercise your subscription rights will begin on the date of exercise.

Expiration of Subscription Rights

If you allow subscription rights received in the rights offering to expire, you should not recognize any gain or loss for U.S. federal income tax purposes, and you should re-allocate any portion of the tax basis in your existing shares of common stock previously allocated to the subscription rights that have expired to the existing shares of common stock.

Taxation of Shares of Common Stock

Distributions

Distributions with respect to shares of common stock acquired upon exercise of subscription rights will be taxable as dividend income when actually or constructively received to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in such shares of common stock and thereafter as capital gain. We currently do not make any cash distributions on our shares of common stock.

Dispositions

If you sell or otherwise dispose of the shares of common stock acquired upon exercise of the subscription rights, you will generally recognize capital gain or loss equal to the difference between the amount realized and your adjusted tax basis in the shares of common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period for the shares of common stock is more than one year. Long-term capital gain of an individual is generally taxed at favorable rates. The deductibility of capital losses is subject to limitations.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities after December 31, 2012. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. Prospective investors should consult their tax advisors regarding this legislation.

Health Care and Reconciliation Act of 2010

On March 30, 2010, President Obama signed into law the Health Care and Reconciliation Act of 2010, which requires certain U.S. stockholders who are individuals, estates or trusts to pay a 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

Information Reporting and Backup Withholding

You may be subject to information reporting and/or backup withholding with respect to dividend payments on or the gross proceeds from the disposition of our common stock acquired through the exercise of subscription rights. Backup withholding may apply under certain circumstances if you (1) fail to furnish your social security or other taxpayer identification number (“TIN”), (2) furnish an incorrect TIN, (3) fail to report interest or dividends properly, or (4) fail to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct, that you are not subject to backup withholding and that you are a U.S. person. Any amount withheld from a payment under the backup withholding rules is allowable as a credit against (and may entitle you to a refund with respect to) your U.S. federal income tax liability, provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and financial institutions. You are urged to consult your own tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption.

MARKET PRICE OF COMMON STOCK AND DIVIDEND POLICY

Trading Prices

Our common stock trades on the Nasdaq Capital Market under the symbol “DIET”. If we fail to meet any of the continued listing standards of the Nasdaq Capital Market, our common stock could be delisted by the Nasdaq Capital Market. We have received notices of non-compliance with Nasdaq Capital Market’s continued listing standards relating to the $1.00 minimum closing bid price and market capitalization requirements and have until June 28, 2011 and August 1, 2011, respectively, to regain compliance with these requirements. We cannot assure you that we will be able to regain compliance with the continued listing standards by such time. See “Risk Factors — If we fail to continue to meet all applicable Nasdaq Capital Market requirements, our stock could be delisted by the Nasdaq Capital Market. If delisting occurs, it would adversely affect the market liquidity of our common stock and harm our businesses” in this prospectus for more information.

The following table sets forth, for the periods indicated, the high and low sales prices for our common stock, as reported on the Nasdaq Capital Market. The market prices set forth below may not be indicative of the future value of our common stock.

	LOW	HIGH
YEAR ENDED DECEMBER 31, 2011:
Second quarter (through April 18, 2011)	$0.40	$0.56
First quarter	$0.28	$0.79
YEAR ENDED DECEMBER 31, 2010:
Fourth quarter	$0.46	$0.99
Third quarter	$0.57	$0.92
Second quarter	$0.68	$1.52
First quarter	$1.11	$2.00
YEAR ENDED DECEMBER 31, 2009:
Fourth quarter	$1.10	$1.78
Third quarter	$0.71	$3.06
Second quarter	$0.85	$1.90
First quarter	$0.98	$3.44

On April 18, 2011, the last practicable date before the date of this prospectus, the reported sales price of our common stock on the Nasdaq Capital Market was $0.4650 per share. As of March 4, 2011, there were approximately 86 holders of record. This number does not include the number of persons whose stock is held in nominee or “street name” accounts through brokers.

Dividend Policy

We have never declared or paid cash dividends. We currently intend to retain any earnings for use in the business and do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of our capital stock. You are strongly encouraged, however, to read our restated certificate of incorporation, bylaws and other agreements, all of which have been filed with the SEC.

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of April 18, 2011, there were 61,310,542 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

The following description summarizes the material terms and provisions of our common stock that we may offer from time to time. The following summary description of our common stock is based on the provisions of our restated certificate of incorporation and by-laws, which are incorporated by reference, and the applicable provisions of Delaware General Corporation Law. The information below is only a summary and is subject to and qualified in its entirety by reference to our restated certificate of incorporation and by-laws and the applicable provisions of Delaware General Corporation Law.

General

Authorized. We currently have authority to issue up to 100,000,000 shares of common stock, par value $0.001 per share.

Voting. Each holder of common stock is entitled to one vote for each share owned on all matters voted upon by stockholders. Assuming a quorum is present, the majority approval of the number of shares of stock present in person or represented by proxy and entitled to vote at the meeting is required for all actions to be taken by stockholders, except as otherwise provided by statute and except that a plurality is required for the election of directors. The common stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

Dividends. Holders of common stock are entitled to receive dividends, if and when declared by our board of directors, out of funds legally available for such purpose, subject to the dividend and liquidation rights of any preferred stock that may then be outstanding.

Liquidation and Dissolution. In the event we liquidate, dissolve or wind-up our operations, the holders of the common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any shares of preferred stock that may then be outstanding.

Fully Paid and Nonassessable. All shares of our outstanding common stock are fully paid and nonassessable and any additional shares of common stock that we issue will be fully paid and nonassessable.

Listing. Our common stock is listed on the Nasdaq Capital Market under the symbol “DIET.”

Transfer Agent and Registrar. The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, NY 11219.

Outstanding Convertible Securities and Outstanding Restricted Shares

As of March 4, 2011, we had outstanding warrants to purchase up to 1,905,909 shares of our common stock at an exercise price of $0.3535 and outstanding warrants to purchase up to 1,689,370 shares of our common stock at an exercise price of $1.20. As of March 4, 2011, we had total outstanding options (with exercise prices ranging from $0.35 to $6.07) to purchase shares of our common stock and non-vested restricted shares outstanding of 5,139,774. The number of shares of common stock or other securities at the time issuable upon exercise of such warrants and options will be appropriately adjusted to reflect any stock dividend, stock split, combination of shares, reclassification, recapitalization, restricted stock vest or other similar event affecting the number of outstanding shares of stock or securities.

Anti-Takeover Effects of Provisions of Delaware Law, Our Restated Certificate of Incorporation and By-laws

Some provisions of Delaware General Corporation Law, our restated certificate of incorporation and our by-laws contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Business Combinations.

We are subject to the provisions of Section 203 of Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s voting stock.

Undesignated Preferred Stock.

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our Company.

Limitation of Liability and Indemnification Provisions

Our restated certificate of incorporation contains provisions permitted under Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except to the extent that the elimination or limitation of such liability is not permitted by Delaware General Corporation Law. The limitation of liability described above does not alter the liability of our directors and officers under federal securities laws. Furthermore, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by Delaware General Corporation Law.

Preferred Stock

The following description summarizes the general provisions of our preferred stock that we may offer from time to time. The following summary description of our preferred stock is based on the provisions of our restated certificate of incorporation and by-laws, which are incorporated by reference, and the applicable provisions of Delaware General Corporation Law. In connection with an offering of our preferred stock, our board will adopt a certificate of designations that sets forth the terms and conditions of the particular series of preferred stock. The information below is only a summary and is subject to and qualified in its entirety by reference to the certificate of designations for the particular series of preferred stock, as well as to our certificate of incorporation and by-laws and the applicable provisions of Delaware General Corporation Law.

General

Under the terms of our restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders and subject to the limits imposed by Delaware General Corporation Law, to issue up to 1,000,000 shares of preferred stock, par value $0.01 per share, in one or more series, none of which are outstanding. Prior to issuance of shares of each series of our undesignated preferred stock, our board of directors will adopt resolutions and file a Certificate of Designations with the Secretary of State of the State of Delaware, fixing for each such series the designations, powers, preferences, rights, qualifications, limitations and restrictions of the shares of such series.

Subject to limitations prescribed by the Delaware General Corporation Law, our restated certificate of incorporation and our by-laws, our board of directors is authorized to fix the number of shares constituting each series of preferred stock and the designations, powers, preferences, rights, qualifications, limitations and restrictions of the shares of such series, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the board of directors.

PLAN OF DISTRIBUTION

On or about April 21, 2011, we will distribute the rights, rights certificates, and copies of this prospectus to individuals who owned shares of common stock on April 18, 2011. If you wish to exercise your rights and purchase shares of common stock, you should complete the rights certificate and return it with payment for the shares, to the subscription agent, at the following address:

If Delivering by Mail:

American Stock Transfer & Trust Company, LLC

Operations Center

Attn: Reorganization Department

P.O. Box 2042

New York, New York 10272-2042

Phone: Toll-free (877) 248-6417

(718) 921-8317

Fax (718) 234-5001

If Delivering by Hand or Courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

For more information, see the section of this prospectus entitled “The Rights Offering.” If you have any questions, you should contact Phoenix Advisory Partners toll-free at (877) 478-5038.

We do not know of any existing agreements between any stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the common stock underlying the rights. However, prior to the closing of the rights offering, we may enter into standby purchase agreements with potential standby purchasers in connection with the rights offering. The standby purchase agreements may contain additional conditions that will obligate us to sell, and require the standby purchasers to purchase severally from us, shares of our common stock offered to, but not subscribed for by, other shareholders in the rights offering. The number of shares available for sale to the standby purchasers will depend on the number of shares subscribed for by the shareholders in the rights offering.

We reserve the right to negotiate and enter into standby purchase agreements with standby purchasers following the date of this prospectus. There can be no assurance that we will enter into such agreements or what conditions may be included in the agreements. In the event we enter into standby purchase agreements, the subscription price, the aggregate number of shares of our common stock to be sold in the rights offering and the number of shares available for issuance upon the exercise of subscription rights will not change.

Each standby purchaser will be required to represent to us that they are not “affiliates” of the other within the meaning of Rule 405 of the Securities Act of 1933, as amended, and are not acting in concert with each other and are not members of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) and have no current intention to act in the future in a manner that would make them members of such a group.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the reports, proxy statements and other information that we file at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to you on the SEC’s web site (http://www.sec.gov).

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to documents containing that information. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference into this prospectus the following documents filed by us with the SEC, other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K:

SEC Filing (File No. 000-30559)	Period Covered or Date of Filing
Annual Report on Form 10-K	Year ended December 31, 2010
Description of our common stock contained in the Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating such description	May 4, 2000

Current Reports on Form 8-K	January 5, 2011, February 4, 2011, February 11, 2011, February 28, 2011 and March 10, 2011

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of any documents that have been or may be incorporated by reference in the prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents, or you may obtain them from our corporate Web site at www.ediets.com. Your request should be directed to our Chief Financial Officer at our principal executive offices at:

eDiets.com, Inc.

1000 Corporate Drive, Suite 600

Fort Lauderdale, FL 33334

Telephone: (954) 703-6374

We maintain an internet Web site at www.ediets.com, which contains information relating to us and our business. We do not incorporate the information on our internet website by reference.

Statements contained in this prospectus concerning the provisions of any documents are necessary summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the SEC.

LEGAL MATTERS

The validity of the common stock being offered hereby is being passed upon for us by Holland & Knight LLP.

EXPERTS

The consolidated financial statements of eDiets.com, Inc., appearing in eDiets.com, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2010 (including the schedule appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about eDiets.com, Inc.’s ability to continue as a going concern as described in Note 2 to the consolidated financial statements), included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.